                                                                  Exhibit (i)(2)




                                   Law Offices
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                            Telephone: (215) 988-2700
                               Fax: (215) 988-2757


                                 October 5, 2000



The Galaxy VIP Fund
4400 Computer Drive
Westborough, MA  01581

        Re: The Galaxy VIP Fund - Shares of Beneficial Interest - Large Company Index Fund and Small Company Index Fund
             -------------------------------------------------------------------

Ladies and Gentlemen:

        We have acted as counsel for The Galaxy VIP Fund, a Massachusetts business trust (the "Trust"), in connection with the preparation and filing with the Securities and Exchange Commission of Post-Effective Amendment No. 12 (the "Amendment") to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933, as amended, registering shares of beneficial interest designated as: (a) Class I Shares, representing interests in the Large Company Index Fund; and (b) Class J Shares, representing interests in the Small Company Index Fund (collectively, the "Shares"). The Amendment seeks to register an indefinite number of Shares.

        We have reviewed the Trust's Agreement and Declaration of Trust, its Code of Regulations, resolutions adopted by its Board of Trustees and shareholders, and such other legal and factual matters as we have considered necessary.

        This opinion is based exclusively on the laws of the

The Galaxy VIP Fund
October 5, 2000
Page 2

Commonwealth of Massachusetts and the federal law of the United States of America. We have relied on an opinion of Ropes & Gray, special Massachusetts counsel to the Trust, insofar as our opinion below relates to matters arising under the laws of the Commonwealth of Massachusetts.

        Based on the foregoing, it is our opinion that the Shares, when issued for payment as described in the Trust's prospectus relating to the Shares and for not less than $0.001 per share, will be validly issued, fully paid and non-assessable by the Trust.

        Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of the trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each note, bond, contract, order or other undertaking issued by or on behalf of the Trust or the Trustees relating to the Trust or any class of shares of beneficial interest of the Trust. The Agreement and Declaration of Trust provides for indemnification out of the assets of the particular class of shares for all loss and expense of any shareholder of that class held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which that class of shares itself would be unable to meet its obligations.

        We hereby consent to the filing of this opinion as an exhibit to the Amendment.

                                         Very truly yours,


                                         /s/Drinker Biddle & Reath LLP
                                         -----------------------------
                                         DRINKER BIDDLE & REATH LLP